 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES BORROWING BASE REDETERMINATION UPDATE

CALGARY, ALBERTA (June 1, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces a deferral of the Company’s semi-annual borrowing base redetermination to June 30, 2016.

Bellatrix and its syndicate of lenders have mutually agreed to defer the semi-annual borrowing base redetermination under the Company’s revolving credit facilities (the “Credit Facilities”) from May 31, 2016 to June 30, 2016. Bellatrix is actively engaged in negotiations on several acquisition and disposition initiatives that, if completed, are expected to materially reduce indebtedness and improve the Company’s liquidity, but also impact the borrowing base redetermination. Rather than complete multiple redeterminations, Bellatrix and its lenders have agreed to defer the currently pending redetermination until the end of the second quarter of 2016. While the Company continues its negotiations, there can be no assurance that any agreement or transaction will occur, or if a transaction is undertaken, as to its terms or timing. Given the nature of the negotiations and the need for confidentiality during this process among all parties, the Company does not intend to provide detailed updates until such time as the Company has entered into a definitive agreement, or unless otherwise required by law or regulation or disclosure of which is deemed appropriate.

As previously announced and in connection with the monetization of certain production facilities on May 3, 2016 for proceeds of $75 million, Bellatrix agreed to an interim reduction in the borrowing base to $460 million, with the resulting Credit Facilities comprised of a $65 million operating facility and a $395 million syndicated facility. Bellatrix continues to proactively position the Company to capitalize on future value enhancing opportunities with the goal of creating long term shareholder value. Bellatrix plans to provide second half 2016 capital spending and production guidance in late June with a continued emphasis on developing profitable investment opportunities and prudently managing capital resources.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's expectations that the contemplated acquisition and disposition initiatives will materially reduce indebtedness, improve the Company’s liquidity, and impact the borrowing base redetermination, intentions to proactively position the Company to capitalize on future value enhancing opportunities with the goal of creating long term shareholder value, plans to provide second half 2016 capital spending and production guidance in late June, and intentions to emphasize developing profitable investment opportunities and prudently managing capital resources, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 30, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes.  Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com).  Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.